Exhibit 99.1

Gahcho Kué Joint Venture Welcomes Issuance of Land Use Permit and Water License

YELLOWKNIFE, TORONTO and NEW YORK, Aug. 12, 2014 /CNW/ - De Beers Canada Inc. as the Operator and Mountain Province Diamonds (TSX: MPV, NYSE MKT: MDM) are pleased to announce that the Mackenzie Valley Land and Water Board (MVLWB) has issued the Gahcho Kué Type A Land Use Permit and sent the Type A Water License for final approval to the Minister of Environment and Natural Resources (ENR) of the Government of the Northwest Territories (GNWT).

Tony Guthrie, CEO of De Beers Canada Inc.:

"This represents one of the final regulatory steps for the Gahcho Kué diamond mine and is the result of very hard work by the Project team over the past eight years with the Board, Regulatory agencies, Aboriginal parties, Communities and other Stakeholders. We will continue to develop the Project responsibly in keeping with the principles of sustainable development, including protection of the environment, and with respect for Aboriginal culture and traditions.

We look forward to strengthening relationships with all Stakeholders as we advance the project toward operation and build for the future together.

We want to thank the Board and staff of the MVLWB and the many Participants for their work during the permitting process."

Patrick Evans, CEO of Mountain Province Diamonds, added:

"As the world's largest and richest new diamond mine, Gahcho Kué will maintain Canada's position as a leading diamond producer. Employment created by Gahcho Kué and revenues generated by the mine will contribute to growth and prosperity in the NWT. I extend my appreciation to the Gahcho Kué Project team, the Regulators as well as our community partners who have supported the mine development."

Gahcho Kué will employ close to 700 people during the two years of construction and approximately 400 people during its operational phase.

ABOUT THE DE BEERS GROUP OF COMPANIES
De Beers is a member of the Anglo American plc group. Established in 1888, De Beers is the world's leading diamond company with unrivalled expertise in the exploration, mining and marketing of diamonds. Together with its joint venture partners, De Beers employs more than 20,000 people (directly and as contractors) across the diamond pipeline, and is the world's largest diamond producer by value, with mining operations in Botswana, Canada, Namibia and South Africa. As part of the company's operating philosophy, the people of De Beers are committed to Living up to Diamonds by making a lasting contribution to the communities in which they live and work, and transforming natural resources into shared national wealth. For further information about De Beers visit www.debeersgroup.com

ABOUT MOUNTAIN PROVINCE DIAMONDS
Mountain Province Diamonds discovered the first kimberlite at Kennady Lake in 1995 and in 1997 entered into a joint venture with Monopros, a subsidiary of De Beers. Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located in Canada's Northwest Territories. Gahcho Kué is the world's largest and richest new diamond mine development. A March 2014 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%. Further information is available at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS
This news release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province's business. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Tom Ormsby
Sr. External & Corporate Affairs Manager
De Beers Canada
Tel +1 (416) 645-1710, ext. 2151
tom.ormsby@debeersgroup.com

Patrick Evans
President & CEO
Mountain Province Diamonds
Tel +1 (416) 361-3562

CO: Mountain Province Diamonds Inc.

CNW 15:42e 12-AUG-14